UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

460378201

(CUSIP Number)

Russell Kern a/k/a Ruslan Semechkin, President

X-Master, Inc.

1 Overlook Drive, Unit 11

Amherst, New Hampshire 03031

Tel. (603) 672-7070

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Michael B. Tule

McLane Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, New Hampshire 03105-0326

Tel. (603) 625-6464

March 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 460378201
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 13,829,175[1]
9. Sole Dispositive Power
10. Shared Dispositive Power 13,829,175[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,829,175[1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 87.5%[2]
14. Type of Reporting Person (See Instructions) CO

1 Of the 13,829,175 shares of common stock, $.001 par value (“Common Shares”) reported, 53,334 Common Shares are held by the Reporting Person and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock issued to the Reporting Person. An additional 652,151 Common Shares are held by A. Semechkin, 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 7,423,568 Common Shares presently exercisable, and the exercise of options to purchase 34,905 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner. An additional 129,601 Common Shares are held by R. Kern, and 22,738 Common Shares are issuable upon the exercise of warrants to purchase 12,408 Common Shares presently exercisable and the exercise of options to purchase 10,330 Common Shares presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 592,880 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

2 The calculation of the percentage is based on (i) 2,814,910 Common Shares outstanding as of March 15, 2016, and (ii) 12,994,089 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 4,310 shares of Series I Preferred Stock, the exercise of warrants to purchase 7,435,976 Common Shares, and the exercise of options to purchase 45,235 Common Shares of the Issuer.

1

CUSIP No. 460378201
1. Names of Reporting Persons. Andrey Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 13,829,175[3]
9. Sole Dispositive Power
10. Shared Dispositive Power 13,829,175[3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,829,175[3]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 87.5%[4]
14. Type of Reporting Person (See Instructions) IN

 3 Of the 13,829,175 Common Shares reported, 652,151 Common Shares are held by the Reporting Person and an additional 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by the Reporting Person, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by the Reporting Person, the exercise of warrants to purchase 7,423,568 Common Shares presently exercisable, and the exercise of options to purchase 34,905 Common Shares presently exercisable or which the Reporting Person has the right to exercise within 60 days. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 129,601 Common Shares are held by R. Kern, and an additional 22,738 Common Shares are issuable upon the exercise of warrants to purchase 12,408 Common Shares presently exercisable and the exercise of options to purchase 10,330 Common Shares presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 592,880 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

4 The calculation of the percentage is based on (i) 2,814,910 Common Shares outstanding as of March 15, 2016, and (ii) 12,994,089 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 4,310 shares of Series I Preferred Stock, the exercise of warrants to purchase 7,435,976 Common Shares, and the exercise of options to purchase 45,235 Common Shares of the Issuer.

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CUSIP No. 460378201
1. Names of Reporting Persons. Russell Kern a/k/a Ruslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 13,829,175[5]
9. Sole Dispositive Power
10. Shared Dispositive Power 13,829,175[5]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,829,175[5]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 87.5%[6]
14. Type of Reporting Person (See Instructions) IN

5 Of the 13,829,175 Common Shares reported, 129,601 Common Shares are held by the Reporting Person and an additional 22,738 Common Shares are issuable upon the exercise of warrants to purchase 12,408 Common Shares presently exercisable and the exercise of options to purchase 10,330 Common Shares presently exercisable or which the Reporting Person has the right to exercise within 60 days. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 652,151 Common Shares are held by A. Semechkin and an additional 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 7,423,568 Common Shares presently exercisable, and the exercise of options to purchase 34,905 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 592,880 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

6 The calculation of the percentage is based on (i) 2,814,910 Common Shares outstanding as of March 15, 2016, and (ii) 12,994,089 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 4,310 shares of Series I Preferred Stock, the exercise of warrants to purchase 7,435,976 Common Shares, and the exercise of options to purchase 45,235 Common Shares of the Issuer.

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CUSIP No. 460378201
1. Names of Reporting Persons. AR Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 13,829,175[7]
9. Sole Dispositive Power
10. Shared Dispositive Power 13,829,175[7]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,829,175[7]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 87.5%[8]
14. Type of Reporting Person (See Instructions) CO

7 Of the 13,829,175 Common Shares reported, 592,880 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to the Reporting Person. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 129,601 Common Shares are held by R. Kern, and an additional 22,738 Common Shares are issuable upon the exercise of warrants to purchase 12,408 Common Shares presently exercisable and the exercise of options to purchase 10,330 Common Shares presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 652,151 Common Shares are held by A. Semechkin, 1,885,714 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 2,462,856 Common Shares are issuable upon conversion of 4,310 shares of Series I-2 Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 7,423,568 Common Shares presently exercisable, and the exercise of options to purchase 34,905 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.

8 The calculation of the percentage is based on (i) 2,814,910 Common Shares outstanding as of March 15, 2016, and (ii) 12,994,089 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 4,310 shares of Series I Preferred Stock, the exercise of warrants to purchase 7,435,976 Common Shares, and the exercise of options to purchase 45,235 Common Shares of the Issuer.

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Amendment No. 19 to Schedule 13D

This Schedule 13D represents Amendment No. 19 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, Amendment No. 5 to Schedule 13D dated October 13, 2009, and Amendment No. 6 to Schedule 13D dated January 18, 2011 by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), and Russell Kern (“R. Kern”), and Amendment No. 7 to Schedule 13D dated March 13, 2012, Amendment No. 8 to Schedule 13D dated January 29, 2013, Amendment No. 9 to Schedule 13D dated August 6, 2013, Amendment No. 10 to Schedule 13D dated October 30, 2013, Amendment No. 11 to Schedule 13D dated May 29, 2014, and Amendment No. 12 dated June 11, 2014, Amendment No. 13 dated August 6, 2014, Amendment No. 14 to Schedule 13D dated September 10, 2014, Amendment No. 15 to Schedule 13D dated October 14, 2014, Amendment No. 16 to Schedule 13D dated December 22, 2014, Amendment No. 17 to Schedule 13D dated February 23, 2015, and Amendment No. 18 to Schedule 13D dated March 31, 2015, by and on behalf of X-Master, A. Semechkin, R. Kern, and AR Partners, LLC (“AR Partners”) (the “Schedule 13D”). AR Partners, X-Master, A. Semechkin, and R. Kern are each a “Reporting Person” and collectively, the “Reporting Persons”. Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transactions described herein for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

(a) As of March 15, 2016, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 13,829,175 Common Shares. The Group Shares represent approximately 87.5% of the total number of shares of Common Shares outstanding as of March 15, 2016 (plus the 12,994,089 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 15, 2016, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 13,829,175 Common Shares. The Group Shares represent approximately 87.5% of the total number of shares of Common Shares outstanding as of March 15, 2016 (plus the 12,994,089 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 15, 2016, R. Kern, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 13,829,175 Common Shares. The Group Shares represent approximately 87.5% of the total number of shares of Common Shares outstanding as of March 15, 2016 (plus the 12,994,089 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 15, 2016, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 13,829,175 Common Shares. The Group Shares represent approximately 87.5% of the total number of shares of Common Shares outstanding as of March 15, 2016 (plus the 12,994,089 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

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(b) Number of shares as to which X-Master has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 13,829,175
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 13,829,175

Number of shares as to which A. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 13,829,175
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 13,829,175

Number of shares as to which R. Kern has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 13,829,175
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 13,829,175

Number of shares as to which AR Partners has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 13,829,175
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 13,829,175

(c) On July 21, 2015 the Company’s Board of Directors (the “Board”) resolved to effect a reverse stock split at a ratio of one-for-one-hundred-fifty (1:150) (the “Reverse Stock Split”) and approved the final form of Certificate of Amendment (the “Certificate of Amendment”) to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to effectuate the Reverse Stock Split approved and authorized by the Company’s stockholders at a special meeting of the stockholders held on December 4, 2014.

The Certificate of Amendment was filed with the Secretary of State of the State of Delaware on July 22, 2015, and the Reverse Stock Split became effective in accordance with the terms of the Certificate of Amendment at 12:01 a.m. Eastern Daylight Time on July 29, 2015 (the “Effective Time”). At the Effective Time, every 150 shares of Common Stock issued and outstanding automatically combined into one share of issued and outstanding Common Stock, without any change in the par value per share. No fractional shares were issued in connection with the Reverse Stock Split. In accordance with the Certificate of Amendment, any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole number. The Reverse Stock Split resulted in a proportionate adjustment to (i) the per share exercise price and the number of shares of Common Stock issuable upon the exercise of outstanding stock options and warrants and (ii) the number of shares issuable upon conversion of shares of the Company’s preferred stock.

On January 8, 2016, the Company entered into a Note Conversion Agreement with A. Semechkin (the “Conversion Agreement”). The Conversion Agreement provides for the conversion of the outstanding principal amount of, and all accrued and unpaid interest under, outstanding indebtedness to A. Semechkin into shares of the Company’s Common Stock, Series A warrants to purchase shares of Common Stock and Series B warrants to purchase shares of Common Stock (collectively, the “Warrants” and, together with the Common Stock, the “Securities”) on the terms and conditions equivalent to those offered to purchasers under the Company’s proposed offering set forth on the Registration Statement on Form S-1 (No. 333-205193). The outstanding indebtedness to A. Semechkin is documented in a series of unsecured, non-convertible promissory notes issued by the Company from May 2015 to March 2016, each of which has been duly reported on the Company’s Current Reports on Form 8-K filed with Securities and Exchange Commission.

6

In connection with the Conversion Agreement, the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with A. Semechkin which provides A. Semechkin with the right on one occasion to request registration of the common stock issued or issuable as part of the Securities, together with other shares of common stock issued to (or issuable on conversion of shares of preferred stock or exercise of warrants held by) A. Semechkin, his affiliates and members of his immediate family, but only at such time as the Company meets the requirements for the registration of securities on Form S-3, or such other registration statement allowing for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended, and providing for the incorporation by reference (similar to Form S-3) of future filings pursuant to the Securities Exchange Act of 1934, as amended.

On March 9, 2016, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with three investors, which included two institutional investors and A. Semechkin, providing for the issuance (the “Offering”) of (i) 2,000 shares of Series I-1 convertible preferred stock (the “Series I-1 Preferred Stock”) issuable to the institutional investors at a price of $1,000 per share, (ii) 4,310 shares of Series I-2 convertible preferred stock (the “Series I-2 Preferred Stock”, and together with the Series I-1 Preferred Stock, the “Preferred Stock”) issuable to A. Semechkin at a price of $1,000 per share, (iii) Series A Warrants (the “Series A Warrants”) to purchase up to approximately 3.6 million shares of Common Stock at an initial exercise price of $3.64 per share with a term of five years, (iv) Series B Warrants (the “Series B Warrants”) to purchase up to approximately 3.6 million shares of common stock at an initial exercise price of $1.75 per share with a term of six months and (v) Series C Warrants (the “Series C Warrants”, together with the Series A Warrants and the Series B Warrants, collectively, the “Investor Warrants”) to purchase up to approximately 3.6 million shares of common stock at an initial exercise price of $1.75 per share with a term of twelve months. The closing of the Offering was expected to occur on or about March 15, 2016 (the “Closing Date”), subject to satisfaction of customary closing conditions set forth in the Purchase Agreement.

Subject to certain ownership limitations with respect to the Series I-1 Preferred Stock, the Preferred Stock is convertible at any time into shares of Common Stock at an initial conversion price of $1.75 per share. The Preferred Stock is non-voting, is only entitled to dividends in the event that dividends are paid on the Common Stock, and will not have any preferences over the Common Stock, except that the Preferred Stock shall have preferential liquidation rights over the Common Stock. Other than the Series I-1 Preferred Stock having a beneficial ownership limitation, the Series I-1 Preferred Stock and Series I-2 Preferred Stock are substantially identical. The conversion price of the Preferred Stock is subject to certain resets as set forth in the Certificates of Designation, including the date of any future amendment to the Certificate of Incorporation with respect to a reverse stock split, the effectiveness dates of the registration statements and, in certain instances, the six and twelve month anniversaries of the Closing Date.

The Warrants are immediately exercisable and the exercise price of the Warrants is subject to certain reset adjustments as set forth in the forms of Warrant, including the date of any future amendment to the Company’s certificate of incorporation with respect to a reverse stock split, the effectiveness dates of the registration statements and, in certain instances, the six and twelve month anniversaries of the date of issuance of the Warrants.

On the Closing Date of March 15, 2016, A. Semechkin purchased (i) 4,310 shares of Series I-2 Preferred Stock at stated value of $1,000 per share (convertible into 2,462,856 shares of common stock at an initial conversion price of $1.75 per share), (ii) Series A Warrants for 2,462,856 shares of common stock at an exercise price of $3.64 with a term of 5 years, (iii) Series B Warrants for 2,462,856 shares of common stock at an exercise price of $1.75 with a term of 6 months, and (iv) Series C Warrants for 2,462,856 shares of common stock at an exercise price of $1.75 with a term of 12 months.  The purchase price for A. Semechkin’s purchase of Series I-2 Preferred Stock and the Warrants was $4,310,000, which A. Semechkin paid to the Company in the form of (i) $500,000 in cash, and (ii) conversion of the Company’s outstanding indebtedness to A. Semechkin, pursuant to the terms and conditions of the Conversion Agreement, by surrender of the promissory note issued to A. Semechkin on March 9, 2016 in the principal amount of $3,810,000.

(d) Not applicable.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 8, 2016, the Company entered into a Note Conversion Agreement with Reporting Person A. Semechkin, regarding the conversion of the outstanding principal amount of, and all accrued and unpaid interest under, a certain term promissory note issued to A. Semechkin into shares of the Company’s Common Stock and warrants to purchase the Company’s Common Stock, as described in Item 5 above. The description of the Note Conversion Agreement, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached as Exhibit 6.

On January 8, 2016, in connection with the execution and delivery of the Note Conversion Agreement, the Company also entered into a Registration Rights Agreement with Reporting Person A. Semechkin which provides A. Semechkin with the right on one occasion to request registration of the common stock issued or issuable as part of the Securities, together with other shares of common stock issued to (or issuable on conversion of shares of preferred stock or exercise of warrants held by) A. Semechkin, his affiliates and members of his immediate family, as described in Item 5 above. The description of the Registration Rights Agreement, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 7.

On March 9, 2016, Reporting Person A. Semechkin entered into a Securities Purchase Agreement with the Company for the purchase of Series I-2 Preferred Stock Convertible Preferred Stock and Warrants, as described in Item 5 above. The description of the Securities Purchase Agreement, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached as Exhibit 8. The description of the Certificate of Preferences, Rights and Limitations of Series I-2 Convertible Preferred Stock, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Certificate of Preferences, Rights and Limitations of Series I-2 Convertible Preferred Stock, which is attached as Exhibit 9. The description of the Series A Common Stock Purchase Warrant, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the form of Series A Common Stock Purchase Warrant, which is attached as Exhibit 10. The description of the Series B Common Stock Purchase Warrant, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the form of Series B Common Stock Purchase Warrant, which is attached as Exhibit 11. The description of the Series C Common Stock Purchase Warrant, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the form of Series C Common Stock Purchase Warrant, which is attached as Exhibit 12.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement of Joint Filing, dated April 18, 2016, by and among X-Master, Inc., AR Partners, LLC, Andrey Semechkin, and Russell Kern.

Exhibit 2:	Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 3:	Power of Attorney, dated November 19, 2008, relating to Andrey Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:	Power of Attorney, dated November 19, 2008, relating to Russell Kern (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 5:	Power of Attorney, dated March 8, 2012, relating to AR Partners, LLC (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 3 with respect to International Stem Cell Corporation, filed on March 12, 2012).

Exhibit 6:	Note Conversion Agreement, dated January 8, 2016 (incorporated by reference to Exhibit 10.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 12, 2016).
Exhibit 7:	Registration Rights Agreement, dated January 8, 2016 (incorporated by reference to Exhibit 10.3 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 12, 2016).
Exhibit 8: Exhibit 9: Exhibit 10:

Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).

Certificate of Preferences, Rights and Limitations of Series I-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).

Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).

Exhibit 11:	Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).
Exhibit 12:	Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on March 10, 2016).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Russell Kern a/k/a Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO. 19 TO SCHEDULE 13D – CUSIP Number 460378201

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AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: April 18, 2016	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Russell Kern a/k/a Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

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